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                                                Filed by Western Resources, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company: Western Resources, Inc.
                                                    Commission File No. 001-3523


     On April 24, 2000, Western Resources, Inc. distributed a presentation to participants in the Midwest Utilities Seminar hosted by Deutsche Banc Alex. Brown. The text of the presentation is set forth below.
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Creating Shareholder Value


                            Deutsche Banc Alex. Brown
                           Midwest Utilities Seminar
                                 April 24, 2000
                               Western Resources




                                                                       [GRAPHIC]
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Disclaimer

The exchange offer of Westar Capital shares for Western Resources shares has not yet commenced. This presentation does not constitute an offer to sell or exchange any securities. Any offer will be made pursuant to a registration statement and a tender offer statement to be filed with the Securities and Exchange Commission. Western Resources shareholders are urged to read the registration statement, and the tender offer statement when they are available because they will contain important information relating to the offer. A prospectus relating to the offer will be disseminated to all Western Resources shareholders. Shareholders will also be able to obtain the registration statement, the tender offer statement and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov. In addition, Western Resources will make the filed documents available for free to Western Resources shareholders.

                                                                               1
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Agenda

       I.     Creating Shareholder Value

       II.    Westar Energy

       III.   Westar Capital

       IV.    Summary

                                                                               2
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Creating Shareholder Value

 .    Significant trading discount exists in Western Resources' stock

 .    Discount likely to persist
     -  Protection One Earnings continue to depress consolidated EPS
     -  Continuing holding company discount

 .    Separation of the Utility (Westar Energy) and non-electric utility assets
     (Westar Capital) will allow the market to more accurately value these separate companies

                                                                               3
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Creating Shareholder Value

 .    Western Resources will be split into two publicly traded entities through a non pro rata exchange offer

     -  Westar Energy - Pure play electric utility consisting of KPL and KGE

     - Westar Capital - Consists of Protection One Security Businesses, ONEOK, and Unregulated Generation.

 .  Advantages

     -  Unlocks value by creating a pure play Electric Utility

     - Allows investors to invest in Westar Capital, which owns approximately 85% of Protection One, the 2nd largest residential provider of monitored security, and 45% owner of ONEOK, one of the nation's largest natural gas distribution companies.

                                                                               4
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Creating Shareholder Value

 .  What does this mean for Shareholders?

     -  Reduces confusion in earnings

     -  Value in Westar Capital revealed

     -  Protection One becomes the driver for Westar Capital

     -  The utility (Westar Energy) pays down debt and grows earnings

     -  Eliminates drag of Protection One losses at Utility

                                                                               5
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Creating Shareholder Value

 .  What does this mean for Bondholders?

     -    All of Western Resources' debt remains at Westar Energy

          .  Bonds cannot be transferred or assigned to another entity.

          . Westar Capital does not have the financial history to support any debt.

          . All of the debt issued by Western Resources has been approved by orders from FERC or the KCC.

     -    Utility has ability to pay down debt over time with free cash flow

                                                                               6
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Exchange Parameters

 .  Exchange offer

     -  Split is expected to be achieved through a non pro rata exchange offer.

     - Up to approximately 37 million shares of Westar Capital will be offered to the shareholders with a minimum of approximately 29 million shares outstanding, subject to the terms in the final exchange offer.

     - Westar Energy issues approximately $300 million in equity, following close of transaction.

                                                                               7
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Exchange Parameters

 .  Taxes
     - The receipt of Westar Capital stock by shareholders will likely be treated as a capital gain or loss for tax purposes.

 .  Westar Energy grants Warrant to Westar Capital
     - In conjunction with the exchange offer, Westar Capital receives warrant to acquire 19.9% of the common stock of Westar Energy.
     -  The Warrant expires in 12 years.
     - The exercise price will be equal to the estimated trading value of Westar Energy at the time the exchange offer commences.
     -  The implied valuation of the Warrant is $30 - $40 million.

                                                                               8
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New Westar Energy Pro Forma Fact Sheet

          Westar Energy (dollars in millions, except per share amount)
          ------------------------------------------------------------

           Electric Customers                                 628,000

           Generation 12/31/99                               5,458 MW

           12/31/99 Assets                                    $ 4,674

           1999 Revenues                                      $ 1,429

           1999 EBITDA                                        $   501

           Pro Forma 1999 Net Income to Common                $    85

           Pro Forma 12/31/99 Debt                            $ 3,000

           Anticipated Common Dividend per Share              $  1.20

                                                                               9
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Westar Energy Strategic Vision

 .    Residential rates below industry average

 .    Safely provide reliable electric service to regional customer base

 .    Niche player with sizable generation potential

 .    Strong player in wholesale markets

                                                                              10
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Westar Energy and the Deregulated Wholesale Market

 .    Kansas does not have retail competition at this time

 .    The Wholesale Power Market is essentially deregulated today

 .    Westar Energy is well positioned with:
     -  Reliable existing generation
     -  Access to additional new capacity under construction
     -  Wholesale marketing group to maximize the value of these resources

                                                                              11
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Westar Energy -Energy Centers
                    No. of Units     Capacity       % of Total
Energy Center        Operating     (WR Share-MW)      Capacity         Fuel
--------------------------------------------------------------------------------
Jeffrey                  3             1,870           34.26%          Coal
--------------------------------------------------------------------------------
LaCygne Station          2              681            12.48%          Coal
--------------------------------------------------------------------------------
Wolf Creek               1              550            10.08%          Nuclear
--------------------------------------------------------------------------------
Lawrence                 3              572            10.48%          Coal
--------------------------------------------------------------------------------
Gordon Evans             2              527             9.66%          Gas/Oil
--------------------------------------------------------------------------------
Tecumseh                 4              284             5.20%          Coal
--------------------------------------------------------------------------------
Murray Gill              4              332             6.08%          Gas/Oil
--------------------------------------------------------------------------------
Hutchinson               9              501             9.18%          Gas/Oil
--------------------------------------------------------------------------------
Abilene                  1               70             1.28%          Gas/Oil
--------------------------------------------------------------------------------
Neosho                   1               67             1.23%          Gas/Oil
--------------------------------------------------------------------------------
Wichita Diesel           1               3              0.05%          Oil
--------------------------------------------------------------------------------
Westar Wind              2               1              0.02%          Wind
--------------------------------------------------------------------------------
System Total            33             5,458             100%

                                                                              12
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Westar Energy -Capacity Profile

          Projected Year 2001                     Ideal (MOKAN Study)

              [PIE CHART]                              [PIE CHART]

    Base    Intermediate    Peaking           Base    Intermediate    Peaking
     61%         24%          15%              55%         25%          20%






                                                                              13
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Westar Energy

                  Generation Equivalent Forced Outage Rate (1)
                               vs. NERC 5-yr avg.


                                  [LINE GRAPH]

                                1995    1996    1997    1998    1999    2000
                                ----    ----    ----    ----    ----    ----
Genco                           8.97    6.78    9.15   10.63    5.27
NERC                           11.08   10.91   10.89   10.11   10.11
12-Mo-Ended 02/2000                                                     5.23






(1) Equivalent Forced Outage Rate is defined as the probability that a unit will
not be able to perform at full load when called upon.   EFOR is an indicator of
the time the unit was forced out due to unplanned problems or equipment repairs, but also considers those periods when the unit is in service, but cannot reach full capability due to unplanned component or equipment repairs. These full forced outages and the equivalent full outage hours of the forced deratings are summed and compared to the actual time the utility wanted the unit in service. The resulting statistic is the EFOR.

                                                                              14
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New Generation Under Construction

 .    Gordon Evans Combustion Turbines
     -    Two 74 MW Simple Cycle CT's -June 2000
     -    One 150 MW Simple Cycle CT -June 2001

 .    State Line Combined Cycle Plant (Joint Ownership with the Empire District
     Electric Company)
     - 200 MW (40% of a 500 MW Combined Cycle Facility) expected to be in service in June 2001
     -    Installation includes
          .  Two 150 MW Combustion Turbines
          .  Two Heat Recovery Steam Generators
          .  One 200 MW Steam Turbine

     -    Expected heat rate of 7000 BTU/KWh in Combined Cycle mode

                                                                              15
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Wholesale Power Marketing Group

 .    Front, Mid and Back office functions

 .    Value created
     - Increased knowledge of surrounding markets, one result of which is to reduce our purchased power costs during contingencies
     -    Leveraging our Generating Assets
     - Markets our "as available" energy to more distant markets than typical utility dispatchers can reach. Results in deeper and more profitable markets.
     - Possibility to swap out our power against other trading transactions to minimize transmission expense
     - Creates volume in across system transactions that can be short-stopped here if we lose a generating unit.
     -    Optimize transmission purchases

                                                                              16
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Westar Energy - Estimated System Peak Responsibility and Generating Capacity
Comparisons


                  System Peak            System          Capacity Minus Peak
Year           Responsibility (MW)(1)   Capacity (MW)     Responsibility (MW)

2000                4,712                 5,237                  525
2001                4,805                 5,542                  737
2002                4,933                 5,542                  609
2003                4,906                 5,554                  648
2004                5,036                 5,554                  518
2005                5,156                 5,554                  398


(1)  Includes Interruptible Load of 191 MW

                                                                              17
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Potential Additional Westar Energy EPS

 .    Potential EPS from selling "As Available" energy In the Wholesale Markets

                                             EPS Impact(1)
As Available Energy(2)     $500 / MW          $750 / MWH          $1000 / MWH

      200 MW                  $0.10              $0.15               $0.20
      400 MW                  $0.20              $0.30               $0.40
      600 MW                  $0.30              $0.45               $0.60
      800 MW                  $0.40              $0.60               $0.81


(1) Assumes sales duration of 8 hours on peak for 10 days (80 hours) during summer peak periods. Assumes tax rate of 40% and shares outstanding of 47.7 million (post equity issuance)

(2) As Available Energy - Dependant upon availability of generation and system responsibility.

                                                                              18
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Westar Energy - Pro Forma Valuation
(dollars in millions, except per share amounts)
                                                 Assumes       Midpoint Plus
                                                Midpoint of    $300 Million
      Westar Energy Valuation                  Subscription   Equity Issuance(1)

      1999 Pro Forma Net Income (2)                $92.55         $107.40
      Other Pro Forma Adjustments (3)              ($8.05)         ($8.05)
      Net Income                                   $84.50          $99.35
      Shares Outstanding - millions                  34.6            47.7
      EPS                                           $2.44           $2.08

      Adjusted Earnings per Share (4)               $3.02           $2.50
      Cash Flow per Share (5)                       $7.26           $5.58
      Anticipated Dividend                         ($1.20)         ($1.20)
      Cap Ex per Share (6)                         ($4.34)         ($3.15)
      Free Cash Flow                                $1.73           $1.23

(1) Assumes 13.09 million shares sold @ $22.91 per share (11x multiple of EPS, or 83% of Industry average)
(2) 1999 Pro Forma Net Income assumes $3.0 billion in debt. Post Equity issuance debt of $2.7 billion
(3)  Costs associated with new generation
(4)  Adjusted Earnings per Share is defined as Net Income + Goodwill
Amortization
(5)  Cash Flow per Share is defined as Net Income + Depreciation + Amortization
(6)  Assumes capital expenditures of $150 million

                                                                              19
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Westar Energy -Current Multiples

     Average Industry Multiples(1)

     S&P Electric Index       P/E               12.80
                              Dividend Yield    5.56%

     Everen Index             P/E               13.10
                              Dividend Yield    5.51%

     Philadelphia Index       P/E               13.90
                              Dividend Yield    5.29%

                              P/E Average        13.3
                              Average Yield      5.5%

(1) Current Industry Average Multiples (as of 04/12/00)

                                                                              20
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Where Does the Stock Trade? - Westar Energy

                          Westar Energy - Post Offering(1)

        Shares          New Shares            EPS            Price @
      Subscribed(2)      Issued(2)       Post Offering     11x multiple

         30.60             11.58             $2.36            $25.91
         34.60             13.09             $2.08            $22.91
         38.60             14.61             $1.87            $20.54

(1)  Assume Westar Energy trades at 11.0 x multiple post offering
(2)  Shares Subscribed and new shares issued in millions

                                                                              21
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Westar Capital Pro Forma Fact Sheet
(dollars in millions)

                                              Assets(1)           EBITDA(3)
     Protection One                              $147.6             $165.0
     Protection One Europe                       $225.0             $ 42.7
     Total                                       $372.6             $207.7

                                              Assets(2)       Net Income(4)

ONEOK                                            $561.1              $37.6
Paradigm Direct                                    35.4                0.8
Unregulated Generation                             84.7                6.3
Investment Securities (net of tax) (5)            111.8                9.8
Due from Protection One                            56.9                2.8
Value of Warrant                                   35.0                  -
Total                                            $884.9              $57.3

(1) Protection One calculated using 4/19/00 market price. Protection One Europe calculated using 3/1/00 purchase price.

(2) ONEOK calculated using 4/19/00 market price. Paradigm, unregulated generation, amount due from Protection One and marketable securities calculated using 12/31/99 book value. Warrant valuation based upon binomial valuation method.

(3) EBITDA calculated using 1999 results.

(4) Net Income calculated using 1999 results.

(5) Portions currently being liquidated

                                                                              22
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Westar Capital Strategic Vision

 .    2000 - Complete turnaround at Protection One


     -    Customer service

     -    Common IT platform

     -    Back-office integration

     -    Customer acquisitions

 .    2000 and beyond - Focus on Integrating Security Strategy based around
     Protection One, Protection One Europe and Paradigm Direct

                                                                              23
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Westar Capital - Pro Forma Asset Valuation
(dollars in millions, except per share amounts)

                                            Westar Capital
Westar Capital Valuation                   Investment Value

   Protection One (1)                                $147.6
   ONEOK (1)                                          561.1
   Protection One Europe                              225.0
   Paradigm                                            35.4
   Unregulated Generation                              84.7
   Investment Securities (net of tax)(2)              111.8
   Due from Protection One                             56.9
   Value of Warrant(3)                                 35.0

 Net Assets                                        $1,257.5
 Shares Outstanding (4)                                33.0
 Theoretical Stock Price                             $38.11
 Holding Company Discount
                              30%                    $26.67
                              40%                    $22.86
                              50%                    $19.05

(1) Based on Market Prices as of 4/19/00.

(2) Portion currently being liquidated

(3) Warrant valuation based upon binomial valuation method.

(4) Assumes midpoint of subscription range of 29 to 37 million shares of Westar Capital

                                                                              24
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Where Does the Stock Trade? - Westar Capital

                               Westar Capital (1)

            Shares(2)                                   Share Price
           Subscribed                                 @ 40% Discount

              37.0                                        $20.39
              33.0                                        $22.86
              29.0                                        $26.01

(1) Assumes asset value of  $1,257 million
(2) Shares Subscribed in millions

                                                                              25
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Summary

 .    Transaction Advantages

     -  Unlocks value by creating a pure play Electric Utility

     -  Reduces confusion in earnings

     - Allows investors to invest in Westar Capital, which owns approximately 85% of Protection One, the 2nd largest residential provider of monitored security, and 45% owner of ONEOK, one of the nation's largest natural gas distribution companies.

 .    Transaction Timing

                                                                              26
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Forward-Looking Statements

Forward-Looking Statements: Certain matters discussed in this presentation are "forward-looking statements." The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like we "believe", "anticipate," "expect" or words of similar meaning. Forward-looking statements describe our future plans, objectives, expectations, or goals. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, rate and other regulatory matters, achievement of anticipated cost savings, possible corporate restructurings, mergers, acquisitions, dispositions, liquidity and capital resources, interest and dividend rates, environmental matters, changing weather, nuclear operations, ability to enter new markets successfully and capitalize on growth opportunities in nonregulated businesses, events in foreign markets in which investments have been made, and accounting matters. Our actual results may differ materially from those discussed here. See the company's and Protection One's 1999 Annual Reports on Form 10-K as amended and quarterly reports on Forms 10-Q and current reports on Form 8-K for further discussion of factors affecting the company's and Protection One's performance. Western Resources disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

                                                                              27